October 10, 2007

Paul K. Kelly
Chief Executive Officer
China Holdings Acquisition Corp.
33 Riverside Avenue, 5th Floor
Westport, CT 06880

      Re:	China Holdings Acquisition Corp.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed September 13, 2007
      Amendment No. 2 to Registration Statement on Form S-1
      Filed October 3, 2007
		File No. 333-145085

Dear Mr. Kelly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please supplementally discuss the timing of the issuance of the initial shares of common stock to the initial shareholders and the basis for their issuance without compliance with Section 5 of the Securities Act of 1933, as amended (the "1933 Act").
2. Please note that the company (not counsel) needs to provide the Tandy representations requested by us in the closing part of our previous letter before the registration statement can be declared effective.
3. We note your response to our prior comment 2. Please confirm whether the value of the offering was determined because it was considered to be the maximum amount the company and the underwriters believed to be successfully received given market conditions, the company`s management and choice of target market, the size of IPOs of other SPACs, and other factors. If not, explain why the company and the underwriters did not consider those factors.
4. We note your response to our prior comment 8. On pages 15, 21, 23, and 66, and elsewhere as appropriate, please confirm whether Messrs. Kelly and Dunning will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of significant vendors, such as lawyers, accountants, printers, and investment bankers. If not, state so.
5. You state on pages 1, 51, 53 and elsewhere that you intend to acquire one or more operating businesses in Asia although you intend to focus on potential acquisition targets in China. Please clarify in your registration statement the extent and duration of your intended efforts to acquire a company within your primary focus, that is, how committed you are to put in your best efforts to acquire a business in China, and how long will you pursue your search for a target in that country before you shift your search to another country in Asia for a prospective target. If you intend to pursue a potential target in another Asian country at any time in case the target is deemed to be a favorable opportunity, clarify that while your initial preference is a target in China, you will consider acquiring a business in any country in Asia at any time should an attractive opportunity of acquisition arise. In that case, tell us why the disclosure throughout the registration statement pertaining to China is not irrelevant and speculative.

Prospectus Cover Page
6. We note your response to our prior comment 11. Please clarify in the registration statement that the "public stockholders" include the shares held by the founders and insider investors that have been either purchased in the offering or have been otherwise acquired in the public markets.
7. We note your response to our prior comment 25. Please disclose here the fact that the registrant may not be allowed to own the assets or obtain control of the target operating company in China.

Summary, page 1
8. We note your response to our prior comment 17. We note that you do not have any particular transaction "under consideration or contemplation." Please state whether the company has conducted any research with respect to identifying acquisition candidates. We reissue the comment.

The Offering, page 4

Private placement warrants purchased through private placement, page
6
9. We note your response to our prior comment 27. Please identify your founders and special advisors and disclose the maximum number of warrants each of them is entitled to purchase. We reissue the comment.
Stockholders must approve our initial business combination, page 9
10. We note your response to our prior comment 28. Please state specifically that shareholders must approve of your initial combination of business(-es) or parts thereof through acquisition of substantial, but considerably less than all, assets.
Risk Factors, page 18
11. We note your response to our prior comment 16. In the last paragraph on page 42, we note the sentence: "You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of the prospectus."
This
suggests that you do not have a duty to ensure that the information in the prospectus is complete and accurate during the prospectus delivery period. Please advise or revise.

Use of Proceeds, page 44
12. Since you characterize the stated uses of the net proceeds as an
"estimate," please discuss the contingencies in which the dollar amount of expenses allocated to specific stated uses of proceeds may change, and disclose the maximum dollar amount, if applicable, you may spend over such uses due to contingencies.

Management`s Discussion and Analysis, page 51
13. We note your response to our prior comment 40. Please include a reasonably detailed discussion of the material risks associated with acquiring a company in China in the short- and long-term, and the steps you will take to address them.
Proposed Business, page 53
Dissolution and liquidation if no business combination, page 64
14. We note your response to our prior comment 48. If you do not intend to take any additional necessary measures to ensure that the funds in the trust account will not be depleted by claims against the trust, so state.
15. We note your response to our prior comment 50. Please confirm specifically that Messrs. Kelly and Dunning have agreed to indemnify the company for all unwaived claims of creditors, including those that are subject to a pending action, suit, or proceeding to which the company is a party.

Competition, page 73
16. Please identify the eight blank check companies with the stated intention of acquiring a business in China. In addition, identify the blank check companies that have expressed an intention to focus their acquisition efforts in Asia, and disclose the aggregate amount they have raised through their public offerings. In addition, identify all companies in both categories that have succeeded so far in their stated objectives.

Management, page 75

Conflicts of Interest, page 81
17. Please confirm whether your officers and directors will continue to hold positions in the affiliated entities with conflicts of interest after this public offering and before the consummation of your first target acquisition.

Certain Relationships and Related Transactions, page 85
18. Please provide the disclosure required by Item 404(b) of Regulation S-K or advise us why it is not necessary. In particular, disclose whether your policies and procedures for the review, approval, or ratification of any transactions with related persons are in writing and, if not, how such policies and procedures are evidenced.
Underwriting, page 98
19. We note your response to our prior comment 71. Please disclose, if accurate, that while you may engage the underwriters to identify and locating a target company for your acquisition, you will seek FINRA`s approval for the fees payable to them.

Financial Statements, page F-1

Note 8 - Warrants, page F-10
20. We note your disclosure that in no event will the Company be required to net cash settle a warrant exercise. Please file the warrant agreement as an exhibit and tell us how the provisions of the filed agreement support equity classification of the warrants under
EITF 00-19. Please note that we will need to review the filed warrant agreement before the registration statement can be declared effective.
21. Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer, Staff Accountant, at (202)
551-
3237 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-
3387
if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or Michael Karney, Legal Branch Chief, at
(202) 551-3847 with any other questions.


      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	Mitchell S. Nussbaum, Esq.
      Loeb & Loeb LLP
      Fax:  (212) 504-3013

Paul K. Kelly
China Holdings Acquisition Corp.
October 10, 2007
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